Mail Stop 4561

February 24, 2010

Jerre L. Stead
Chairman and Chief Executive Officer
IHS Inc.
15 Iverness Way East
Englewood, CO 80112

> **Re: IHS Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2009**
> **Filed January 15, 2010**
> **File No. 001-32511**

Dear Mr. Stead:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2009

General

1. We note information in your letters to the staff dated April 11, 2005, May 9, 2005 and May 20, 2005 regarding limited contacts with Syria and Sudan relating to providing informational products. We also note that your website includes Syria and Sudan on its offices/locations list, and that IHS Global Insights' website includes Cuba, Iran, Syria and Sudan on the list of countries for which it provides same-day analysis. Finally, we note that Lloyd's Register-Fairplay has a book agent in Sudan and co-hosted a MariChem Middle East Conference in 2007 that

included presentations from Iranian Petrochemical Commercial Co.

Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria, Sudan or Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any services and products you have provided to those countries, any activities you conduct in those countries and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 78

3.   Your disclosure indicates that there were no material changes to the company's internal control over financial reporting that occurred during the period covered by this Form 10-K. Please confirm to us and in future Forms 10-K disclose whether there were changes to internal controls over financial reporting during the last fiscal quarter (the fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Refer to Item 308(T)(b) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief